Borden Ladner Gervais LLP Lawyers • Patent & Trade-mark Agents 1200 Waterfront Centre 200 Burrard Street, P.O. Box 48600 Vancouver, B.C., Canada V7X 1T2
tel: (604) 687-5744 fax: (604) 687-1415 www.blgcanada.com

August 12, 2005

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
Securities Administration Branch, New Brunswick
Registrar of Securities, Prince Edward Island Nova Scotia
Securities Commission Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

NovaGold Resources Inc.
Final Sort Form Prospectus dated August 12, 2005 (the “Prospectus”)

     We hereby consent to being named on page 2 of the face page and under the headings “Legal Matters” and “Interest of Experts” in the Prospectus, and to the inclusion of our opinions under the headings “Eligibility for Investment” and “Canadian Federal Income Tax Considerations” in the Prospectus.

     We also confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to therein or that is within our knowledge as a result of services that we have performed in connection with those matters that are the subject of our opinions.

Yours truly, (signed) Borden Ladner Gervais LLP